Exhibit 11

CHARTER ONE FINANCIAL, INC.
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Nine Months Ended

	9/30/03	9/30/02	9/30/03	9/30/02

	(Dollars in thousands, except per share data)
Basic earnings per share:
Net income	$159,149	$143,562	$472,677	$431,942

Weighted average common shares outstanding	224,399,805	228,765,954	224,966,297	230,549,330

Basic earnings per share	$.71	$.63	$2.11	$1.87

Diluted earnings per share:
Net income	$159,149	$143,562	$472,677	$431,942

Weighted average common shares outstanding	224,399,805	228,765,954	224,966,297	230,549,330
Add common stock equivalents for shares issuable under stock option plans	6,262,124	6,849,503	5,773,193	7,104,231

Weighted average common and common equivalent shares outstanding	230,661,929	235,615,457	230,739,490	237,653,561

Diluted earnings per share	$.69	$.61	$2.05	$1.82

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